Contact: Stuart Fine
                                    Phone: (908) 469-1788
                                    Email: stuart@carpedminc.com

 Dynasil Announces Fiscal Year 2009 Results with a Doubling of Revenues and Income from Operations

WEST BERLIN, N.J. - December 23, 2009 - Dynasil Corporation of America (OTCBB: DYSL.OB) ("Dynasil" or the "Company"), a rapidly growing manufacturer of specialized instruments and products with applications in the homeland security/defense, medical and industrial sectors, today announced the results of operations for its fiscal year ended September 30, 2009.

Fiscal year 2009 was a year of significant growth in both revenues and profits for Dynasil following the acquisition of RMD on July 1, 2008. Fiscal year revenues doubled from $17.1 million in FY 2008 to $34.4 million in FY2009; income from operations doubled from $1.45 million to $2.84 million; and net income increased by 33.5% from $1.16 to $1.55 million. Net operating loss carry-forwards for federal taxes were exhausted during fiscal year 2008, so fiscal year 2009 net income was affected by provisions for increased federal taxes, as well as higher interest costs relating to the RMD acquisition. Also, fiscal year 2009 revenues from commercial operations including the optics/photonics products and instruments segment were impacted by the worldwide economic recession. In spite of this, the Company's business units all remained profitable, while its contract research segment showed a substantial revenue increase for the year and has about two years of project backlog. Dynasil also initiated a review of the intellectual property acquired with RMD and began the initial phases of commercial development of this technology. During fiscal year 2009, the Company paid down debt by $2.2 million and maintained liquidity with a cash balance of $3.1 million and an additional $1.2 million available from lines of credit as of September 30, 2009.

"In light of the challenges presented by the global economic situation, we are pleased with our fiscal year 2009 results," said Craig T. Dunham, President and CEO. "Our 2008 acquisition of RMD enabled our continued revenue growth, which has averaged more than 70% per year for the last five years. RMD also added new proprietary technology with exciting commercial potential and the prospects for acquiring additional intellectual property assets through our contract research activities. In the case of government funded research, we are normally allowed not only to make a profit on that work, but also to retain commercial rights to the technology that we develop. During 2009, commercialization of that new technology became a major focus area, with the result that we are currently pursuing promising opportunities, some of which include: detectors to help Homeland Security identify nuclear threats, faster sensors for dynamic medical imaging, and crack detection sensors to find very small cracks in objects such as aircraft wings and turbine blades. Overall, we are very excited about the profit potential for this technology. Dynasil remains focused on growth of our commercial operations through internal development and improved efficiencies, as well as through active pursuit of
complementary   acquisitions   and   commercialization    of
technology from RMD."

About Dynasil

Dynasil is a rapidly growing manufacturer of specialized instruments and products for a broad range of applications markets in the homeland security/defense, medical and general industrial sectors. In addition, the Company is engaged in a significant amount of contract research for the government and private industry. Dynasil and its subsidiaries have operations in New Jersey, New York and Massachusetts.

This news release may contain forward-looking statements usually containing the words "believe," "expect," "plan," "target," "intend" or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act. Future results of operations projections, and expectations, which may relate to this release, involve certain risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, the factors detailed in the Company's Annual Report on Form 10-K and in the Company's other Securities and Exchange Commission filings, continuation of existing market conditions and demand for our products and services.

Dynasil Corporation of America and
Subsidiaries
Consolidated Balance Sheets
                                       September 30    September 30
                                          2009            2008
                                       ----------      ----------
              ASSETS

Current assets
   Cash and cash equivalents           $3,104,778      $3,882,955
   Accounts receivable, net             4,053,742       3,390,703
   Inventories                          2,371,516       2,909,730
   Deferred tax asset                     290,100         233,500
   Other current assets                   306,848         259,896
                                       ----------      ----------
      Total current assets             10,126,984      10,676,784

Property, plant and equipment, net      2,744,724       2,694,290
Other Assets
   Intangibles, net                     7,232,035       7,767,258
   Goodwill                            11,054,396      11,054,396
   Deferred financing costs, net           64,637          81,136
   Other assets                              -0-            8,360
                                       ----------      ----------
      Total other assets               18,351,068      18,911,150
                                       ----------      ----------
      Total Assets                    $31,222,776     $32,282,224
                                       ==========      ==========
   LIABILITIES AND STOCKHOLDERS'
              EQUITY

Current liabilities
    Short term note payable                  -0-       $490,117
    Current portion of long-term       1,749,524      1,649,101
debt
    Accounts payable                     773,837        877,525
    Accrued expenses and other         1,171,790      1,620,692
current liabilities
    Income taxes payable                 507,122         36,476
    Dividends payable                    149,150        149,150
                                       ----------      ----------
      Total current liabilities        4,351,423      4,823,061

Long-term debt                         8,386,796     10,178,420

Stockholders' Equity                   18,484,557    17,280,743
                                       ----------      ----------
Total Liabilities and Stockholders'   $31,222,776    $32,282,224
Equity                                ===========    ===========

Dynasil Corporation of America and Subsidiaries
Consolidated Statement of Operations

                                  Twelve Months Ended
                                      September 30
                                  2009           2008

Revenues
                                $34,363,674  $17,116,341

Cost of Revenues                 20,629,501   11,307,034
                                 ----------   ----------
Gross Profit                     13,734,173    5,809,307

Selling, general and             10,891,096    4,359,493
administrative                   ----------   ----------

Income from Operations            2,843,077    1,449,814

Interest expense - net              735,317      214,090
                                 ----------   ----------
Income before Income Taxes        2,107,760    1,235,724

Income Tax expense                  556,462       73,757
                                 ----------   ----------
Net Income                       $1,551,298   $1,161,967
                                 ==========   ==========
Net Income per share
   Basic                              $0.08        $0.12
   Diluted                            $0.08        $0.12



Weighted average shares
outstanding
                Basic            11,373,837    7,752,809
                Diluted          12,328,261    8,871,825